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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002

354

SEC FILE NUMBER
8- 01501601

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2001___ AND ENDING December 31, 2001
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Girard Partners, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__455 South Gulph Road__
(No. and Street)

__King of Prussia__   __Pennsylvania__   __19406__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Richard B. Seidel__   610-337-7640
                                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Beucler, Kelly & Irwin, Ltd.__
(Name — if individual, state last, first, middle name)

__125 Strafford Ave., Ste. 116__   __Wayne__   __Pennsylvania__   19087
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, __Richard B. Seidel_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Girard Partners, Ltd._____, as of

__December 31, 2001__, __19X__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

Signature

__President_____

Title

Susan Wenzlick

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD PARTNERS, LTD.

Statement of Financial Condition

December 31, 2001

GIRARD PARTNERS, LTD.

Table of Contents



BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Girard Partners, Ltd. as of December 31, 2001 and 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Partners, Ltd. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

January 14, 2002   Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE SUITE 116
WAYNE PENNSYLVANIA 19087-3388
(610) 688-3200 (610) 687-1011 FAX (610) 688-1492
www.bkicpa.com

GIRARD PARTNERS, LTD.
Statements of Financial Condition
December 31, 2001 and 2000

Assets

	2001	2000
Current Assets		
Cash	$ 21,323	$ 29,977
Unbilled fees and accrued commissions	79,000	55,000
Other receivables	0	5,505
Prepaid expenses	8,003	0
Total Current Assets	100,326	90,482
Property and Equipment		
Furniture and equipment (net of accumulated depreciation of $24,758 and $10,792 for 2001 and 2000, respectively)	64,645	50,386
Other Assets		
Security deposit	14,610	14,610
Total Other Assets	14,610	14,610
Total Assets	$ 187,581	$ 155,478

Liabilities and Stockholders' Equity

	2001	2000
Liabilities		
Accounts payable and accrued expenses	$ 1,390	$ 2,587
Payroll taxes payable	3,672	6,008
Total Current Liabilities	5,062	8,595
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized and 100 shares issued and outstanding	16,500	16,500
Additional paid-in capital	6,000	6,000
Retained earnings	160,019	124,383
Total Stockholders' Equity	182,519	146,883
Total Liabilities and Stockholders' Equity	$ 187,581	$ 155,478

See Accompanying Notes.

Note 1   –   **Nature of Operations**

Girard Partners, Ltd. was organized as a Pennsylvania corporation on March 9, 1995 and is registered with the Securities and Exchange Commission as a broker dealer pursuant to Section 17 of the Securities Exchange Act of 1934. The Company provides investment advisory services as well as estate and tax planning, financial record keeping and other fiduciary services.

Note 2   –   **Summary of Significant Accounting Principles**

Recognition of Income

Investment advisory fees are billed after each quarter end and are based upon portfolio values at the end of the quarter. Investment advisory fees for the fourth quarter were estimated by management based upon third quarter billings and assets under management for the fourth quarter. Dealer load and trail fees for December were estimated by management based upon third quarter and known transactions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost. Depreciation is provided on the straight-line method over the estimates useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code and under the Pennsylvania law. Accordingly, it is not subject to any federal or state income taxes. The stockholders are required to include in their income tax returns their share of the Company's taxable income or loss.

Note 3   –   **Liabilities Subordinated to Claims of Creditors**

There are no liabilities subordinated to claims of creditors.

Note 4   –   **Net Capital Requirements**

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $16,244 at December 31, 2001.

Note 5   –   **Leases**

The Company entered into a five-year lease agreement for office space beginning in October, 2000. Rent expense for 2001 and 2000 was $90,117 and $30,665, respectively. The Company subleased a portion of the space for a three-year term effective October, 2000. The monthly rental income generated is $1,250. Total rental income for 2001 was $15,000. Future minimum lease payments of the new lease are as follows:

Year Ended December 31,	Lease Payments	Sub-lease	Net
2002	$ 89,564	$ 15,000	$ 74,564
2003	91,114	11,250	79,864
2004	92,690	0	92,690
2005	70,318	0	70,318
	$ 343,686	$ 26,250	$ 317,436

The Company entered into a four-year automobile lease beginning in October, 2001. The monthly payment required is $330.

Note 6   –   **Savings Incentive Match Plan for Employees**

Effective February 26, 2001, the Company established a savings incentive match plan for employees (SIMPLE) under section 408(p) of the Internal Revenue Code. Employees who are reasonably expected to receive at least $5,000 in compensation for a calendar year are eligible to participate. For each calendar year, the Company is required to make either matching contributions up to a limit of 3% of the employees' compensation or nonelective contributions equal to 2% of the eligible employees' compensation. The Company's contributions amounted to $3,622 for the year ended December 31, 2001.

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